SI 18001288

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 19 2018

Washington DC

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SEC FILE NUMBER
8- 69375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Janaury 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US Capital Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street, Suite 1501
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis M. Azary (415)948-7994 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Blvd, #270 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EO yw

OATH OR AFFIRMATION

I, Dennis M. Azary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Capital Global Securities, LLC, as of March 12, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

DAVID MINEO
Notary Public
My Commission Expires Sept. 30, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

US CAPITAL GLOBAL SECURITIES, LLC

TABLE OF CONTENTS

US CAPITAL GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	21,740
Accounts receivable		49,957
Prepaid expenses		4,438
Total assets	$	76,135

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	10,701
Total liabilities		10,701
Members' equity:		
Total members' equity		65,434
Total liabilities and members' equity	$	76,135

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, LLC

STATEMENT OF INCOME

For the period of January 1, 2017 through December 31, 2017

Revenue:		
Revenue from the sale of Private Placements	$	144,030
Commissions		25,313
Other Fees		56,972
Total revenue		226,315
Expenses:		
Accounting expense		12,103
Computer, internet and telephone expenses		13,685
Professional fees		50,585
Regulatory fees		12,896
Rent expense		11,160
Insurance expense		862
Commission expense		42,731
Total expenses	$	144,022
Income before provision for income taxes		82,293
Provision for income taxes		1,707
Net income	$	80,586

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2017

	Shares	Additional Paid-in Capital	Accumulated Earnings(Deficit)	Total
Balance, December 31, 2016	1	$ 190,000	$ (170,152)	$ 19,848
Net income	-	-	80,586	80,586
Capital Distributions	-	(35,000)	-	(35,000)
Balance, December 31, 2017	1	$ 155,000	$ (89,566)	$ 65,434

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the year ended of January 1, 2017 through December 31, 2017

Cash flows from operating activities:	
Net income	$ 80,586
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets:	
Increase in accounts receivable	(44,957)
Increase in prepaid expenses	(468)
Increase (decrease) in operating liabilities:	
Increase in accounts payable and accrued liabilities	7,170
Net cash provided by operating activities	42,331
Cash flows from financing activities:	
Capital distribution	(35,000)
Net cash used in financing activities	(35,000)
Net increase in cash and cash equivalents	7,331
Cash and cash equivalents, beginning of period	14,409
Cash and cash equivalents, end of period	$ 21,740
Supplementary information:	
California Franchise Tax paid	$ 1,707

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES, LLC

1. **General Information and Summary of Significant Accounting Policies**

Description of Business

US Capital Global Securities, LLC (the "Company"), successor of US Capital Global Securities, Inc., and a subsidiary of US Capital Partners, Inc. (the "Parent"), was formed in November, 2016. The predecessor, US Capital Global Securities, Inc., was incorporated September 17, 2013, and began business November 17, 2014. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934. US Capital Global Securities, LLC is a wholly owned subsidiary of US Capital Partners, Inc. See the section entitled "Ownership and Related Party Transactions" for additional details.

The Company has been organized to act as a placement agent for capital raise transactions conducted under the Regulation D exemption of the Securities and Exchange Act of 1933, and provide advisory services to companies seeking to engage in mergers and acquisition activities.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Revenue Recognition

The Company generates commission and fee income assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are recognized when earned or incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2017, the cash balance was held in one bank, and did not exceed the FDIC insurance limit.

Accounts Receivable

The Company considers accounts receivable of $49,957 to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts being uncollectible, they will be charged to operations when that determination is made.

2. **Net Capital Requirement**

As a registered broker dealer in the securities industry, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.97 to 1 at December 31, 2017. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2017, the Company had net capital as defined of $11,039, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting

requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Income Taxes

There is no federal or state income tax liability for the Company at December 31, 2017.

Any profits or losses flow through to the owners, similar to a partnership. The California state income tax liability was $1,707 at December 31, 2017.

5. Ownership and Related Party Transactions

As indicated in Note 1, US Capital Global Securities, LLC is a wholly owned subsidiary of US Capital Partners, Inc. Effective February 26, 2016, and upon FINRA approval, US Capital Partners, Inc assumed all assets and liabilities of US Capital Global Securities, LLC. US Capital Partners, Inc. is owned by Jeffrey Sweeney (75%), CEO of US Capital Partners, Inc. and Charles Towle (25%), CEO of US Capital Global Securities, LLC.

There were no related party transactions in 2017.

6. Expense Sharing Agreement with US Capital Partners, Inc.

The Company has an existing expense sharing agreement with its parent company US Capital Partners, Inc., which allocates a portion of the expenses incurred by the parent company, including an allocation for rent, IT and data, telephone, office supplies and a management fee. The total monthly allocation to the Company is $3,970, paid by automatic payments on the 1st of the month. In connection with the approved transfer as indicated in Note 5, a new expense sharing agreement was entered into between the Company and its parent, US Capital Partners, Inc.

7. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2017

Company equity	$	65,434
Assets not allowed for net capital purposes:		
Accounts receivable		49,957
Prepaid expenses		4,438
Net capital		11,039 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($10,701) or $5,000		5,000
Net capital in excess of requirement	$	6,039
Aggregate indebtedness (total liabilities)	$	10,701 B
Ratio of aggregate indebtedness ($10,701) to net capital ($11,039) B A		.97 to 1

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 2,768	$ 18,633	.15 to 1
Change in accounts payable and accrued liabilities	7,933	(7,594)	
Change in cash	0	0	
Per statements as finalized	$ 10,701	$ 11,039	.97 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of US Capital Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of US Capital Global Securities, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of US Capital Global, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of US Capital Global Securities, LLC's management. Our responsibility is to express an opinion on US Capital Global Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to US Capital Global Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of US Capital Global, LLC's financial statements. The supplemental information is the responsibility of US Capital Global, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as US Capital Global Securities, LLC's auditor since 2015.
Walnut Creek, California
March 14, 2018

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of US Capital Global Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) US Capital Global Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which US Capital Global Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) US Capital Global Securities, LLC stated that US Capital Global Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. US Capital Global Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about US Capital Global Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 14, 2018

US CAPITAL GLOBAL SECURITIES, LLC
55 MONTGOMERY STREET, SUITE 1501
SAN FRANCISCO, CA 94111

March 8, 2018

SEA 15c3-3 Exemption Report

I, Dennis Azary, CFO of US Capital Global Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Dennis Azary

Dennis Azary
Chief Financial Officer

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932 3860 tel

2977 Ygnacio Valley Rd. PMB 460
Walnut Creek, CA 94598
(925) 476 9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of US Capital Global, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by US Capital Global Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of US Capital Global Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating US Capital Global Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). US Capital Global Securities, LLC's management is responsible for US Capital Global, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $49,957, which resulted in a $75 increase to the assessment;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 14, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FINRA US Capital Glob
al Securities, LLC
55 Montgomery Street, Suite 1501
San Francisco, CA 94111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dennis Azary (415)948-7994

2.	A. General Assessment (item 2e from page 2)	$265
	B. Less payment made with SIPC-6 filed (**exclude interest**) July 2017 Date Paid	(72)
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	193
	E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$193

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $193

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US Capital Global Securities, LLC
(Name of Corporation, Partnership or other organization)

Dennis Azary
(Authorized Signature)

Dated the 8th day of March, 20 18.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/17
and ending 12/31/17

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $176,358

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $176,358

2e. General Assessment @ .0015 Rate effective 1/1/2017 $265

(to page 1, line 2.A.)